Exhibit 3.35

AMENDED

ARTICLES OF INCORPORATION

OF

NEFF MOTIVATION, INC.

Adopted March 14, 2003

These Amended Articles of Incorporation supersede the existing Articles of Incorporation of Neff Motivation, Inc., and all amendments thereto, in their entirety:

ARTICLE I

The name of the corporation is Neff Motivation, Inc. (the “Corporation”).

ARTICLE II

The principal office of the Corporation shall be located in Greenville, Darke County, Ohio.

ARTICLE III

The purpose or purposes for which, or for any of which, it is formed are to enter into, promote or conduct any kind of business, contract or undertaking permitted to corporations for profit organized under the General Corporation Laws of the State of Ohio, to engage in any lawful act or activity for which corporations may be formed under Sections 1701.01 to 1701.98, inclusive, of the Revised Code of Ohio, and, in connection therewith, to exercise all express and incidental powers normally permitted such corporations.

ARTICLE IV

The authorized number of shares of capital stock of the Corporation shall consist of Two Thousand (2,000) shares of common stock, no par value.

ARTICLE V

The Corporation may purchase, from time to time, and to the extent permitted by the laws of Ohio, shares of any class of stock issued by it. Such purchases may be made either in the open market or at private or public sale, and in such manner and amounts, from such holder or holders of outstanding shares of the Corporation and at such prices as the Board of Directors of the Corporation shall from time to time determine, and the Board of Directors is hereby empowered to authorize such purchases from time to time without any vote of the holders of any class of shares now or hereafter authorized and outstanding at the time of any such purchase.

ARTICLE VI

Notwithstanding any provision of the laws of the State of Ohio now or hereafter in force requiring, for any purpose, the vote of the holders of greater than a majority but less than all of the voting power of the Corporation or of any class or classes of shares thereof, such action (unless otherwise expressly prohibited by statute) may be taken by vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation or of such class or classes.

ARTICLE VII

Section 1701.831 of the Revised Code of Ohio shall not apply to any control share acquisition (as defined in Section 1701.01(Z)(1) of the Revised Code of Ohio, as the same may be amended from time to time, or in any successor thereto, however denominated) of shares of any class of capital stock of the Corporation.

ARTICLE VIII

Holders of shares of any class of authorized shares of the corporation shall not have the pre-emptive right to purchase shares of the same class being offered or sold for cash in proportion to their respective holdings of shares of such class.

ARTICLE IX

Chapter 1704 of the Revised Code of Ohio shall not apply to the Corporation or to any transaction between the Corporation and any holder of shares of any class of capital stock of the Corporation.